Exhibit 99.1
MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) contains important information about our business and our performance for the three months ended March 31, 2019, as well as forward-looking information about future periods. This MD&A should be read in conjunction with our First Quarter 2019 Interim Condensed Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2018 Annual MD&A; our 2018 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

Effective January 1, 2019, we adopted the new accounting standard, IFRS 16, Leases (IFRS 16), that is discussed in "Critical Accounting Policies and Estimates" in this MD&A. The adoption of IFRS 16 had a significant effect on our reported results. Due to our selected transition method, we have not restated our prior year comparatives.

Effective January 1, 2019, we have redefined free cash flow, a non-GAAP measure, such that we no longer adjust for the "net change in contract asset and deferred commission cost asset balances". We have redefined free cash flow to simplify this measure and believe removing it will make us more comparable within our industry. See "Non-GAAP Measures" for more information.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2018 Annual MD&A. In April 2019, we sold certain assets of our publishing division, including our print and digital magazine brands, to St. Joseph Communications.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this MD&A are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at April 17, 2019 and was approved by RCI's Board of Directors (the Board) on that date. This MD&A includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, this quarter, the quarter, or first quarter refer to the three months ended March 31, 2019, unless the context indicates otherwise. All results commentary is compared to the equivalent periods in 2018 or as at December 31, 2018, as applicable, unless otherwise indicated.

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly-owned subsidiaries. Media is operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	1	First Quarter 2019

Where to find it

3	Quarterly Financial Highlights	24	Commitments and Contractual Obligations
4	Strategic Highlights	24	Regulatory Developments
5	Summary of Consolidated Financial Results	24	Updates to Risks and Uncertainties
6	Results of our Reportable Segments	25	Critical Accounting Policies and Estimates
12	Review of Consolidated Performance	28	Financial Guidance
15	Managing our Liquidity and Financial Resources	28	Key Performance Indicators
19	Overview of Financial Position	29	Non-GAAP Measures
20	Financial Condition	33	Other Information
22	Financial Risk Management	35	About Forward-Looking Information

Rogers Communications Inc.	2	First Quarter 2019

Quarterly Financial Highlights

Revenue
Total revenue decreased 1% this quarter, largely driven by 12% decreases in both Wireless equipment revenue and Media revenue. Declining Wireless equipment revenue was primarily a result of our disciplined approach to postpaid subscriber loading this quarter, whereas Media revenue decreased due to a distribution from Major League Baseball in the first quarter of 2018.

These declines were partially offset by strong service revenue growth of 4% in Wireless, where blended ARPU continued to increase year on year for the twelfth consecutive quarter, and 1% in Cable, where Internet revenue growth of 7% continued to drive this segment. Overall, total service revenue increased by 1% this quarter.

Excluding the impact of the distribution from Major League Baseball last year, total revenue and total service revenue would have remained stable and increased by 3%, respectively, this quarter.

Adjusted EBITDA and margins
This quarter, consolidated adjusted EBITDA was stable, but we still delivered an adjusted EBITDA margin expansion of 40 basis points. Excluding the impact of certain baseball-related items, consolidated adjusted EBITDA would have increased by 7% this quarter and margin would have increased by 250 basis points from last year. The adoption of IFRS 16 has resulted in an increase in adjusted EBITDA compared to last year as we have not restated 2018 comparatives; this contributed 3 percentage points of the growth, the majority of which impacts Wireless.

Wireless adjusted EBITDA grew 9%, leading to a margin of 46.4%, an expansion of 380 basis points from last year, as a result of strong growth in Wireless service revenue and the impact of adopting IFRS 16.

Cable adjusted EBITDA increased 3% this quarter primarily from the ongoing product mix shift to higher-margin Internet services and various cost efficiencies achieved. This gave rise to a margin of 45.6% this quarter, up 90 basis points from last year.

Media adjusted EBITDA decreased by 465%, or $107 million, this quarter primarily from lower Media revenue, as discussed above, and higher Media operating expenses as a result of the timing of player salaries pertaining to Toronto Blue Jays trades in 2019. Excluding the impact of these baseball-related items, Media adjusted EBITDA would have decreased by 25% this quarter.

Net income and adjusted net income
Net income and adjusted net income decreased this quarter by 8% and 15%, respectively, primarily as a result of the baseball-related transactions discussed above. Excluding the impacts of these transactions, net income would have increased by 10% and adjusted net income would have remained stable.

Substantial cash flow affords financial flexibility and supports network evolution
We continued to generate substantial cash flow from operating activities of $998 million this quarter, up 13%, and free cash flow of $405 million this quarter, down 8%.

Our solid financial results enable us to continue to make investments in our network and spectrum holdings, strengthen our balance sheet and liquidity, and still return substantial cash to shareholders through dividends and share repurchases. We paid $247 million in dividends this quarter and announced a 4.2% increase to our annualized dividend rate, bringing our annualized dividend rate to $2.00 per share. We also repurchased for cancellation 2.2 million Class B Non-Voting common shares (Class B Non-Voting Shares) for $155 million under our normal course issuer bid (NCIB) program and ended the first quarter with a debt leverage ratio of 2.7, up from 2.5 at the end of 2018, as a result of our adoption of IFRS 16.

As a result of our financial strength, in April 2019, we secured $1.7 billion of 600 MHz spectrum licences. We also entered into a new US$2.2 billion ($2.9 billion) non-revolving credit facility in April, which provides us with significant incremental available liquidity we can use to make the required payments for the spectrum licences. When factoring in the pending acquisition of these spectrum licences, our debt leverage ratio would have been 3.0 as at March 31, 2019.

Rogers Communications Inc.	3	First Quarter 2019

Strategic Highlights

Our six company priorities guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights.

Create best-in-class customer experiences by putting our customers first in everything we do

•	Delivered our best Wireless postpaid churn ever at 0.99%.

•	Grew customer digital adoption and reduced call volume.

•	Improved service levels in our call centres and reduced the average handle time for calls.

Invest in our networks and technology to deliver leading performance and reliability

•
Secured, in April, 20-year 600 MHz spectrum licences covering all provinces and territories across the country for a total price of $1.7 billion to give our customers the best wireless experience. This low-frequency spectrum is a critical foundation to deploy 5G technology across Canada.

•	Announced a $100 million investment to bring wireless coverage to over 1,000 kilometres of rural and remote corridors across Canada.

•	Completed our first 5G data test in Toronto over a 5G-enabled network.

•	Signed national master service agreements with leading real estate partners to support 5G infrastructure deployment.

Deliver innovative solutions and compelling content that our customers will love

•	Partnered with the Aboriginal Peoples Television Network to broadcast the first-ever NHL game in Plains Cree.

•	Continued accelerating engagement on our Ignite TV service with millions of voice searches for content.

•	Announced the sale of our publishing division to St. Joseph Communications.

Drive profitable growth in all the markets we serve

•	Increased total service revenue and adjusted EBITDA by 3% and 7%, respectively, excluding the impact of certain baseball-related transactions.

•	Increased Wireless blended ABPU by 3% and blended ARPU by 1%.

•	Repurchased 2.2 million Class B Non-Voting Shares for $155 million.

Develop our people and a high performance culture

•	Named to the 2019 Bloomberg Gender-Equality Index (GEI) in January 2019, which named 230 companies committed to transparency in gender reporting and advancing women's equality in the workplace.

•	Recognized as one of Canada's Best Diversity Employers by MediaCorp Canada Inc. in March 2019.

•	Introduced a new inclusion and diversity strategy with three-year representation targets for women in leadership, visible minorities, LGBTQ+, Indigenous peoples, and peoples with disabilities.

Be a strong, socially responsible leader in our communities across Canada

•	Increased access to low-cost high-speed Internet through the expansion of our Connected for Success program and participating in the Government of Canada's Connecting Families initiative.

•	Raised over $180,000 for community causes across the country through fundraisers organized by Rogers Media radio stations.

Rogers Communications Inc.	4	First Quarter 2019

Summary of Consolidated Financial Results

	Three months ended March 31
(In millions of dollars, except margins and per share amounts)	2019	2018 [1]	% Chg

Revenue
Wireless	2,189	2,191	—
Cable	976	969	1
Media	468	532	(12)
Corporate items and intercompany eliminations	(46)	(59)	(22)
Revenue	3,587	3,633	(1)
Total service revenue [2]	3,143	3,127	1

Adjusted EBITDA [3]
Wireless	1,015	934	9
Cable	445	433	3
Media	(84)	23	n/m
Corporate items and intercompany eliminations	(41)	(52)	(21)
Adjusted EBITDA	1,335	1,338	—

Adjusted EBITDA margin [3]	37.2%	36.8%	0.4	pts

Net income	391	425	(8)
Basic earnings per share	$0.76	$0.83	(8)
Diluted earnings per share	$0.76	$0.80	(5)

Adjusted net income [3]	405	477	(15)
Adjusted basic earnings per share [3]	$0.79	$0.93	(15)
Adjusted diluted earnings per share [3]	$0.78	$0.90	(13)

Capital expenditures	617	605	2
Cash provided by operating activities	998	885	13
Free cash flow [3,4]	405	441	(8)
n/m - not meaningful

[1]
Effective January 1, 2019, we adopted IFRS 16, with the ongoing impacts of this standard included in our results prospectively from that date. Our 2018 results have not been restated. See "Critical Accounting Policies and Estimates".

2 As defined. See "Key Performance Indicators".

[3]
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[4]	2018 free cash flow has been restated. See "Managing our Liquidity and Financial Resources" for more information.

Rogers Communications Inc.	5	First Quarter 2019

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2019	2018	% Chg

Revenue
Service revenue	1,747	1,687	4
Equipment revenue	442	504	(12)
Revenue	2,189	2,191	—

Operating expenses
Cost of equipment	501	561	(11)
Other operating expenses	673	696	(3)
Operating expenses	1,174	1,257	(7)

Adjusted EBITDA	1,015	934	9

Adjusted EBITDA margin	46.4%	42.6%	3.8	pts
Capital expenditures	282	260	8

Wireless Subscriber Results 1

	Three months ended March 31
(In thousands, except churn, blended ABPU, and blended ARPU)	2019	2018	Chg

Postpaid
Gross additions	295	377	(82)
Net additions	23	95	(72)
Total postpaid subscribers [2]	9,180	8,799	381
Churn (monthly)	0.99%	1.08%	(0.09	pts)
Prepaid
Gross additions	171	163	8
Net losses	(56)	(60)	4
Total prepaid subscribers [2]	1,570	1,718	(148)
Churn (monthly)	4.69%	4.24%	0.45	pts
Blended ABPU (monthly)	$64.62	$62.67	$1.95
Blended ARPU (monthly)	$54.13	$53.68	$0.45

[1]	Subscriber counts, subscriber churn, blended ABPU, and blended ARPU are key performance indicators. See "Key Performance Indicators".

[2]	As at end of period.

Service revenue
The 4% increase in service revenue this quarter was a result of:

•	a larger postpaid subscriber base; and

•	1% increase in blended ARPU this quarter, primarily due to the increased mix of subscribers on higher-rate plans from our various brands.

The 3% increase in blended ABPU this quarter was a result of the increased service revenue as described above.

Gross postpaid subscriber additions this quarter were 295,000 and net postpaid subscriber additions were 23,000. The decreases in these figures from the same period last year were a result of our disciplined approach around subscriber base management and an overall softness in the market this quarter compared to last year. We believe the lower postpaid churn this quarter was a result of our strategic focus on enhancing the customer experience by improving our customer service and continually increasing the quality of our network.

Rogers Communications Inc.	6	First Quarter 2019

Equipment revenue
The 12% decrease in equipment revenue this quarter was a result of:

•	a decrease in device upgrades by existing subscribers; and

•	the decrease in gross postpaid subscriber additions described above.

Operating expenses
Cost of equipment
The 11% decrease in the cost of equipment this quarter was a result of:

•	the decreases in device upgrades by existing subscribers and gross postpaid additions, as discussed above; partially offset by

•	a shift in the product mix of device sales towards higher-cost smartphones.

Other operating expenses
The 3% decrease in other operating expenses this quarter was primarily a result of the impact of the adoption of IFRS 16.

Adjusted EBITDA
The 9% increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	7	First Quarter 2019

CABLE

Cable Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2019	2018	% Chg

Revenue
Internet	541	506	7
Television	357	365	(2)
Phone	76	96	(21)
Service revenue	974	967	1
Equipment revenue	2	2	—
Revenue	976	969	1

Operating expenses
Cost of equipment	5	5	—
Other operating expenses	526	531	(1)
Operating expenses	531	536	(1)

Adjusted EBITDA	445	433	3

Adjusted EBITDA margin	45.6%	44.7%	0.9	pts
Capital expenditures	289	297	(3)

Cable Subscriber Results 1

	Three months ended March 31
(In thousands)	2019	2018	Chg

Internet
Net additions	14	26	(12)
Total Internet subscribers [2]	2,444	2,347	97
Television
Net losses	(28)	(12)	(16)
Total Television subscribers [2]	1,657	1,728	(71)
Phone
Net (losses) additions	(10)	9	(19)
Total Phone subscribers [2]	1,106	1,117	(11)

Homes passed [2]	4,381	4,327	54
Total service units [3]
Net (losses) additions	(24)	23	(47)
Total service units [2]	5,207	5,192	15

[1]	Subscriber counts are key performance indicators. See "Key Performance Indicators".

[2]	As at end of period.

[3]	Includes Internet, Television, and Phone.

Revenue
The 1% increase in revenue this quarter was a result of:

•	the movement of Internet customers to higher speed and usage tiers;

•	the impact of service pricing changes; and

•	a larger Internet subscriber base; partially offset by

•	promotional pricing provided to subscribers; and

•	a lower subscriber base for our Television products.

Rogers Communications Inc.	8	First Quarter 2019

Internet revenue
The 7% increase in Internet revenue this quarter was a result of:

•	the impact of Internet service pricing changes;

•	general movement of customers to higher speed and usage tiers of our Internet offerings; and

•	a larger Internet subscriber base; partially offset by

•	promotional pricing provided to subscribers.

Television revenue
The 2% decrease in Television revenue this quarter was a result of:

•	the decline in Television subscribers over the past year; partially offset by

•	new Ignite TV subscribers; and

•	the impact of Television service pricing changes, net of promotional pricing provided to subscribers.

Phone revenue
The 21% decrease in Phone revenue this quarter was primarily a result of new bundled pricing constructs that provide a larger Phone discount.

Operating expenses
The 1% decrease in operating expenses this quarter was a result of the impact of the adoption of IFRS 16.

Adjusted EBITDA
The 3% increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	9	First Quarter 2019

MEDIA

Media Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2019	2018	% Chg

Revenue	468	532	(12)
Operating expenses	552	509	8

Adjusted EBITDA	(84)	23	n/m

Adjusted EBITDA margin	(17.9)%	4.3%	(22.2	pts)
Capital expenditures	22	15	47

Revenue
The 12% decrease in revenue this quarter was a result of a prior year Major League Baseball distribution to the Toronto Blue Jays. Excluding the impact of the Major League Baseball distribution, Media revenue would have been stable year on year.

Operating expenses
The 8% increase in operating expenses this quarter was a result of:

•	the timing of player salaries pertaining to Toronto Blue Jays player trades that otherwise would have been incurred throughout the regular season; and

•	higher programming costs.

Adjusted EBITDA
The decrease in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above. Excluding the impact of the baseball-related transactions discussed above, Media adjusted EBITDA would have decreased by 25% this quarter.

Other Media developments
In April 2019, we sold certain assets of our publishing division, including our print and digital magazine brands, to St. Joseph Communications.

Rogers Communications Inc.	10	First Quarter 2019

CAPITAL EXPENDITURES

	Three months ended March 31
(In millions of dollars, except capital intensity)	2019	2018	% Chg

Capital expenditures [1]
Wireless	282	260	8
Cable	289	297	(3)
Media	22	15	47
Corporate	24	48	(50)

Capital expenditures before proceeds on disposition	617	620	—
Proceeds on disposition	—	(15)	(100)

Capital expenditures [1]	617	605	2

Capital intensity [2]	17.2%	16.7%	0.5	pts

[1]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.

[2]	As defined. See "Key Performance Indicators".

Wireless
The increase in capital expenditures in Wireless this quarter was a result of investments made to upgrade our wireless network to continue delivering reliable performance for our customers. We have continued augmenting our existing LTE network with 4.5G technology investments that are also 5G-ready.

Cable
The decrease in capital expenditures in Cable this quarter was a result of lower investments in customer premise equipment, partially offset by greater investments in information technology and our network. We continued upgrading our hybrid fibre-coaxial infrastructure with additional fibre deployments and further DOCSIS technology enhancements. These deployments and enhancements will help deliver more bandwidth and an even more reliable customer experience.

Media
The increase in capital expenditures in Media this quarter was a result of higher investments in our broadcast infrastructure and the Rogers Centre.

Corporate
The decrease in capital expenditures in Corporate this quarter was a result of higher investments in information technology in 2018.

Capital intensity
Capital intensity increased this quarter as a result of higher capital expenditures, as discussed above, and lower total revenue.

Rogers Communications Inc.	11	First Quarter 2019

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended March 31
(In millions of dollars)	2019	2018	% Chg

Adjusted EBITDA [1]	1,335	1,338	—
Deduct (add):
Depreciation and amortization	609	544	12
Gain on disposition of property, plant and equipment	—	(11)	(100)
Restructuring, acquisition and other	20	43	(53)
Finance costs	189	219	(14)
Other income	(13)	(23)	(43)
Income tax expense	139	141	(1)

Net income	391	425	(8)

[1]
Adjusted EBITDA is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about this measure, including how we calculate it.

Depreciation and amortization

	Three months ended March 31
(In millions of dollars)	2019	2018	% Chg

Depreciation of property, plant and equipment	564	530	6
Amortization	4	14	(71)

Depreciation and amortization before depreciation of right-of-use assets	568	544	4
Depreciation of right-of-use assets [1]	41	—	—

Total depreciation and amortization	609	544	12

[1]	See "Critical Accounting Policies and Estimates" for more information.

Total depreciation and amortization increased this quarter as a result of depreciation of right-of-use assets due to our adoption of IFRS 16 on January 1, 2019 and higher capital expenditures. See "Capital Expenditures" for more information.

Restructuring, acquisition and other
This quarter, we incurred $20 million (2018 - $43 million) in restructuring, acquisition and other expenses. These costs were primarily a result of severance costs associated with the targeted restructuring of our employee base.

Rogers Communications Inc.	12	First Quarter 2019

Finance costs

	Three months ended March 31
(In millions of dollars)	2019	2018	% Chg

Interest on borrowings [1]	173	187	(7)
Interest on post-employment benefits liability	3	2	50
Loss on repayment of long-term debt	—	28	(100)
(Gain) loss on foreign exchange	(45)	8	n/m
Change in fair value of derivative instruments	44	(5)	n/m
Capitalized interest	(5)	(5)	—
Other	5	4	25

Finance costs before interest on lease liabilities	175	219	(20)
Interest on lease liabilities [2]	14	—	n/m

Total finance costs	189	219	(14)

[1]	Interest on borrowings includes interest on short-term borrowings and on long-term debt.

[2]	See "Critical Accounting Policies and Estimates" for more information.

The 14% decrease in finance costs this quarter was a result of:

•	lower interest on borrowings due to a lower weighted average cost of borrowings; and

•	the loss on repayment relating to the early redemption of certain senior notes before their maturity recognized last year; partially offset by

•	interest on lease liabilities as a result of our adoption of IFRS 16.

Income tax expense

	Three months ended March 31
(In millions of dollars, except tax rates)	2019	2018

Statutory income tax rate	26.7%	26.7%
Income before income tax expense	530	566
Computed income tax expense	142	151
Increase (decrease) in income tax expense resulting from:
Non-deductible (taxable) stock-based compensation	1	(2)
Non-taxable portion of equity income	(1)	(4)
Non-taxable portion of capital gains	—	(6)
Other items	(3)	2

Total income tax expense	139	141

Effective income tax rate	26.2%	24.9%
Cash income taxes paid	145	110

The payment of cash income taxes was higher this quarter based on the timing of installment payments.

Net income

	Three months ended March 31
(In millions of dollars, except per share amounts)	2019	2018	% Chg

Net income	391	425	(8)
Basic earnings per share	$0.76	$0.83	(8)
Diluted earnings per share	$0.76	$0.80	(5)

Rogers Communications Inc.	13	First Quarter 2019

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended March 31
(In millions of dollars, except per share amounts)	2019	2018	% Chg

Adjusted EBITDA [1]	1,335	1,338	—
Deduct:
Depreciation and amortization	609	544	12
Finance costs [2]	189	191	(1)
Other income	(13)	(23)	(43)
Income tax expense [3]	145	149	(3)

Adjusted net income [1]	405	477	(15)

Adjusted basic earnings per share [1]	$0.79	$0.93	(15)
Adjusted diluted earnings per share [1]	$0.78	$0.90	(13)

[1]
Adjusted EBITDA, adjusted net income, and adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[2]	Finance costs exclude a $28 million loss on repayment of long-term debt for the three months ended March 31, 2018.

[3]	Income tax expense excludes a $6 million recovery (2018 - $8 million recovery) for the three months ended March 31, 2019 related to the income tax impact for adjusted items.

Rogers Communications Inc.	14	First Quarter 2019

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended March 31
(In millions of dollars)	2019	2018

Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	1,376	1,254
Change in non-cash operating working capital items	(13)	(21)
Cash provided by operating activities before income taxes paid and interest paid	1,363	1,233
Income taxes paid	(145)	(110)
Interest paid	(220)	(238)

Cash provided by operating activities	998	885

Investing activities:
Capital expenditures	(617)	(605)
Additions to program rights	(7)	(6)
Changes in non-cash working capital related to property, plant and equipment and intangible assets	(107)	(138)
Other	(3)	10

Cash used in investing activities	(734)	(739)

Financing activities:
Net proceeds received (repayments) on short-term borrowings	430	(848)
Net (repayment) issuance of long-term debt	(400)	938
Net payments on settlement of debt derivatives and forward contracts	(11)	(16)
Principal payments of lease liabilities [1]	(41)	—
Transaction costs incurred	—	(16)
Repurchase of Class B Non-Voting Shares	(136)	—
Dividends paid	(247)	(247)

Cash used in financing activities	(405)	(189)

Change in cash and cash equivalents	(141)	(43)
Cash and cash equivalents (bank advances), beginning of period	405	(6)

Cash and cash equivalents (bank advances), end of period	264	(49)

[1]	Effective January 1, 2019, we adopted IFRS 16. We have not restated comparatives for 2018. See "Critical Accounting Policies and Estimates" for more information.

Operating activities
The 13% increase in cash provided by operating activities this quarter was a result of the impact of non-cash items on earnings and the impact of adopting IFRS 16 on January 1, 2019. The IFRS 16 impact is offset by an increase in cash used in financing activities.

Investing activities
Capital expenditures
During the quarter, we incurred $617 million on capital expenditures, before changes in non-cash working capital items, which was higher than the same period in 2018. See "Capital Expenditures" for more information.

Financing activities
During the quarter, we received net amounts of $19 million (2018 - $58 million) on our short-term borrowings, long-term debt, and related derivatives. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments.

Rogers Communications Inc.	15	First Quarter 2019

Short-term borrowings
Our short-term borrowings consist of amounts outstanding under our accounts receivable securitization program and under our US dollar-denominated commercial paper (US CP) program. Below is a summary of our short-term borrowings as at March 31, 2019 and December 31, 2018.

	As at March 31	As at December 31
(In millions of dollars)	2019	2018

Accounts receivable securitization program	650	650
US commercial paper program	1,998	1,605

Total short-term borrowings	2,648	2,255

The table below summarizes the activity relating to our short-term borrowings for the three months ended March 31, 2019 and 2018.

		Three months ended March 31, 2019			Three months ended March 31, 2018
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from US commercial paper	3,858	1.33	5,132	2,220	1.26	2,794
Repayment of US commercial paper	(3,545)	1.33	(4,702)	(2,894)	1.26	(3,642)
Net proceeds received from (repayment of) US commercial paper			430			(848)

Net proceeds received (repayments) on short-term borrowings			430			(848)

Concurrent with our US CP issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under our US CP program. See "Financial Risk Management" for more information.

On April 1, 2019, we entered into a US$2.2 billion ($2.9 billion) non-revolving credit facility. We are able to borrow against this facility until May 31, 2019, after which point all borrowings become due on or before March 31, 2020. Since any borrowings will be due within the next 12 months, they will be recorded as short-term borrowings. Borrowings under this facility are unsecured, guaranteed by RCCI, and rank equally in right of payment with all our senior notes and debentures.

Long-term debt
Our long-term debt consists of amounts outstanding under our bank credit facilities and letter of credit facilities and the senior notes and debentures we have issued. The table below summarizes the activity relating to our long-term debt for the three months ended March 31, 2019 and 2018.

		Three months ended March 31, 2019			Three months ended March 31, 2018
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Senior note issuances (US$)	—	—	—	750	1.25	938
Senior note repayments (Cdn$)			(400)			—

Net (repayment) issuance of senior notes			(400)			938

Net (repayment) issuance of long-term debt			(400)			938

Rogers Communications Inc.	16	First Quarter 2019

The table below summarizes the activity relating to our long-term debt for the three months ended March 31, 2019 and 2018.

	Three months ended March 31
(In millions of dollars)	2019	2018

Long-term debt net of transaction costs, beginning of period	14,290	14,448
Net (repayment) issuance of long-term debt	(400)	938
(Gain) loss on foreign exchange	(169)	263
Deferred transaction costs incurred	—	(16)
Amortization of deferred transaction costs	3	4

Long-term debt net of transaction costs, end of period	13,724	15,637

Issuance of senior notes and related debt derivatives
During the three months ended March 31, 2019, we did not issue any senior notes or enter into any related debt derivatives. In February 2018, we issued US$750 million senior notes due 2048 at a rate of 4.3%. At the same time, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of $938 million from the issuance.

Repayment of senior notes and related derivative settlements
In March 2019, we repaid the entire outstanding principal amount of our $400 million 2.8% senior notes, which came due on March 13, 2019. There were no derivatives associated with these senior notes. We did not repay any other senior notes or settle any related debt derivatives during the three months ended March 31, 2019 or 2018.

Repurchase of Class B Non-Voting Shares
During the quarter, we repurchased for cancellation 2,164,113 Class B Non-Voting Shares under our NCIB for a purchase price of $155 million, $19 million of which was paid in early April. See "Financial Condition" for more information.

Dividends
Below is a summary of the dividends we declared and paid on our outstanding RCI Class A Voting common shares (Class A Shares) and Class B Non-Voting Shares in 2019 and 2018. On April 17, 2019, the Board of Directors declared a dividend of $0.50 per Class A Share and Class B Non-Voting Share to be paid on July 2, 2019 to shareholders of record on June 10, 2019.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)

January 24, 2019	March 12, 2019	April 1, 2019	0.50	257

January 25, 2018	March 12, 2018	April 3, 2018	0.48	247
April 19, 2018	June 11, 2018	July 3, 2018	0.48	247
August 15, 2018	September 14, 2018	October 3, 2018	0.48	247
October 19, 2018	December 11, 2018	January 3, 2019	0.48	247

Rogers Communications Inc.	17	First Quarter 2019

Free cash flow

	Three months ended March 31
(In millions of dollars)	2019	2018	% Chg
		(restated) [1]

Adjusted EBITDA [2]	1,335	1,338	—
Deduct:
Capital expenditures [3]	617	605	2
Interest on borrowings, net of capitalized interest	168	182	(8)
Cash income taxes [4]	145	110	32

Free cash flow [1,2]	405	441	(8)

[1]
Effective January 1, 2019, we have redefined free cash flow such that we no longer adjust for the "net change in contract asset and deferred commission cost asset balances". We have redefined free cash flow to simplify this measure and believe removing it will make us more comparable within our industry.

[2]
Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[3]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.

[4]	Cash income taxes are net of refunds received.

Free cash flow decreased this quarter primarily as a result of higher cash income taxes, partially offset by lower interest on borrowings.

Rogers Communications Inc.	18	First Quarter 2019

Overview of Financial Position

Consolidated statements of financial position

	As at	As at
	March 31	January 1
(In millions of dollars)	2019	2019 [1]	$ Chg	% Chg	Explanation of significant changes

Assets
Current assets:
Cash and cash equivalents	264	405	(141)	(35)	See "Managing our Liquidity and Financial Resources".
Accounts receivable	2,088	2,259	(171)	(8)	Primarily a result of business seasonality.
Inventories	462	466	(4)	(1)	n/m
Current portion of contract assets	1,081	1,052	29	3	n/m
Other current assets	411	413	(2)	—	n/m
Current portion of derivative instruments	201	270	(69)	(26)	Reflects changes in market values of our debt derivatives and expenditure derivatives as a result of the appreciation of the Cdn$ relative to the US$. See "Financial Risk Management".
Total current assets	4,507	4,865	(358)	(7)

Property, plant and equipment	13,327	13,261	66	—	Primarily reflects capital expenditures and additions to right-of-use assets, partially offset by depreciation expense.
Intangible assets	7,188	7,205	(17)	—	Reflects amortization of intangible assets.
Investments	2,458	2,134	324	15	Primarily reflects fair value increases for certain publicly traded investments.
Derivative instruments	1,119	1,339	(220)	(16)	Reflects changes in market values of certain debt derivatives as a result of the appreciation of the Cdn$ relative to the US$. See "Financial Risk Management".
Contract assets	515	535	(20)	(4)	n/m
Other long-term assets	134	132	2	2	n/m
Goodwill	3,905	3,905	—	—	n/m

Total assets	33,153	33,376	(223)	(1)

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	2,648	2,255	393	17	Reflects an increase in borrowings under our US CP program.
Accounts payable and accrued liabilities	2,693	2,997	(304)	(10)	Primarily a result of business seasonality.
Income tax payable	193	177	16	9	Reflects the excess of income tax payable over tax installments paid.
Other current liabilities	139	132	7	5	n/m
Contract liabilities	282	233	49	21	Primarily reflects an increase in customer deposits at the Toronto Blue Jays.
Current portion of long-term debt	500	900	(400)	(44)	Reflects the repayment of our $400 million senior notes in March 2019.
Current portion of derivative instruments	134	87	47	54	Primarily reflects changes in market values of our bond forwards as a result of the changing interest rate market. See "Financial Risk Management".
Current portion of lease liabilities	187	190	(3)	(2)	n/m
Total current liabilities	6,776	6,971	(195)	(3)

Provisions	36	35	1	3	n/m
Long-term debt	13,224	13,390	(166)	(1)	Primarily reflects revaluation of our US$-denominated debt as a result of the appreciation of the Cdn$ relative to the US$. See "Financial Risk Management".
Derivative instruments	87	22	65	n/m	Reflects changes in market values of certain debt derivatives as a result of the appreciation of the Cdn$ relative to the US$. See "Financial Risk Management".
Lease liabilities	1,371	1,355	16	1	n/m
Other long-term liabilities	529	546	(17)	(3)	n/m
Deferred tax liabilities	2,863	2,901	(38)	(1)	n/m
Total liabilities	24,886	25,220	(334)	(1)

Shareholders' equity	8,267	8,156	111	1	Reflects changes in retained earnings and equity reserves.

Total liabilities and shareholders' equity	33,153	33,376	(223)	(1)

[1]
Effective January 1, 2019, we adopted IFRS 16. We have not restated comparatives for 2018. We will therefore use January 1, 2019 figures for comparative purposes. See "Critical Accounting Policies and Estimates" for more information.

Rogers Communications Inc.	19	First Quarter 2019

Financial Condition

Below is a summary of our total available liquidity under our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings as at March 31, 2019 and December 31, 2018.

As at March 31, 2019	Total available	Drawn	Letters of credit	US CP program	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	3,200	—	8	1,998	1,194
Outstanding letters of credit	981	—	981	—	—
Total bank credit facilities	4,181	—	989	1,998	1,194
Accounts receivable securitization	1,050	650	—	—	400
Cash and cash equivalents	264	—	—	—	264

Total	5,495	650	989	1,998	1,858

As at December 31, 2018	Total available	Drawn	Letters of credit	US CP Program	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	3,200	—	9	1,605	1,586
Outstanding letters of credit	982	—	982	—	—
Total bank credit facilities	4,182	—	991	1,605	1,586
Accounts receivable securitization	1,050	650	—	—	400
Cash and cash equivalents	405	—	—	—	405

Total	5,637	650	991	1,605	2,391

In addition to the sources of available liquidity noted above, we held $1,382 million of marketable securities in publicly traded companies as at March 31, 2019 (December 31, 2018 - $1,051 million).

Our new US$2.2 billion ($2.9 billion) non-revolving credit facility provides us with significant incremental available liquidity we can use to make the required payments for the newly secured 600 MHz spectrum licences announced in April. We will acquire the awarded spectrum licences in the second quarter of 2019. A deposit of $0.3 billion is payable on April 26, 2019, with the remaining $1.4 billion due on May 27, 2019. We will also arrange for the return and cancellation of approximately $0.9 billion of letters of credit that were issued in relation to the spectrum licence auction after the spectrum licence payments are made. After taking into account the new $2.9 billion non-revolving credit facility and the $1.7 billion we will pay to acquire the 600 MHz spectrum licences, our available liquidity as at March 31, 2019 would have been $3.0 billion.

Weighted average cost of borrowings
Our weighted average cost of borrowings was 4.43% as at March 31, 2019 (December 31, 2018 - 4.45%) and our weighted average term to maturity was 10.5 years (December 31, 2018 - 10.7 years).

Credit ratings
Below is a summary of the credit ratings on RCI's outstanding senior notes and debentures (long-term) and US CP (short-term) as at March 31, 2019.

Issuance	Standard & Poor's	Moody's	Fitch
Corporate credit issuer default rating [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
Senior unsecured debt [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
US commercial paper [1]	A-2	P-2	N/A [2]

[1]	Unchanged in the quarter.

[2]	We have not sought a rating from Fitch for our short-term obligations.

Rogers Communications Inc.	20	First Quarter 2019

Adjusted net debt and debt leverage ratio
We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, lease liabilities (effective January 1, 2019), and cash and cash equivalents or bank advances.

	As at March 31	As at January 1	As at December 31
(In millions of dollars, except ratios)	2019	2019	2018

Long-term debt [1]	13,835	14,404	14,404
Net debt derivative assets valued without any adjustment for credit risk [2]	(1,104)	(1,448)	(1,448)
Short-term borrowings	2,648	2,255	2,255
Lease liabilities [3]	1,558	1,545	—
Cash and cash equivalents	(264)	(405)	(405)

Adjusted net debt [4]	16,673	16,351	14,806
Divided by: trailing 12-month adjusted EBITDA [4]	6,109	6,157	5,983

Debt leverage ratio [4]	2.7	2.7	2.5

[1]
Includes current and long-term portion of long-term debt before deferred transaction costs and discounts. See "Reconciliation of adjusted net debt and debt leverage ratio" in "Non-GAAP Measures" for the calculation of this amount.

[2]
For purposes of calculating adjusted net debt and debt leverage ratio, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.

[3]	See "Critical Accounting Policies and Estimates" for more information.

[4]
Adjusted net debt, adjusted EBITDA, and debt leverage ratio are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

As a result of our adoption of IFRS 16 effective January 1, 2019, we have modified our definition of adjusted net debt such that it now includes the total of "current portion of lease liabilities" and "lease liabilities". We believe adding total lease liabilities to adjusted net debt is appropriate as they reflect payments to which we are contractually committed and the related payments have been removed from our calculation of adjusted EBITDA due to the accounting change.

Additionally, as we have not restated comparative periods prior to 2019 due to our transition method, we have calculated the debt leverage ratio as at March 31, 2019 using pro forma adjusted EBITDA for the nine months ended December 31, 2018 to remove rent expense as if we had adopted IFRS 16 retrospectively. Calculating debt leverage ratio as at January 1, 2019 using pro forma adjusted EBITDA for the full-year 2018 yields a ratio of 2.7, showing no change in the sequential period ended March 31, 2019. As the lease liabilities are included in adjusted net debt, we believe this adjustment provides a more meaningful and consistent basis on which to determine debt leverage ratio.

When factoring in our pending $1.7 billion acquisition of 600 MHz spectrum licences, adjusted net debt as at March 31, 2019 would have been $18.4 billion and our debt leverage ratio would have been 3.0.

Normal course issuer bid
In April 2018, the TSX accepted a notice of our intention to commence the NCIB program that allows us to purchase, during the twelve-month period beginning April 24, 2018 and ending April 23, 2019, the lesser of 35.8 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased under the NCIB for an aggregate purchase price of $500 million. Rogers security holders may obtain a copy of this notice, without charge, by contacting us.

This quarter, pursuant to this NCIB, we repurchased for cancellation 2,164,113 Class B Non-Voting Shares under the NCIB for $155 million, $19 million of which was paid in early April.

In April 2019, the TSX accepted a notice of our intention to commence a NCIB program that allows us to purchase, during the twelve-month period beginning April 24, 2019 and ending April 23, 2020, the lesser of 35.7 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased under the NCIB for an aggregate purchase price of $500 million. Rogers security holders may obtain a copy of this notice, without charge, by contacting us.

Rogers Communications Inc.	21	First Quarter 2019

Outstanding common shares

	As at March 31	As at December 31
	2019	2018

Common shares outstanding [1]
Class A Voting Shares	111,155,021	111,155,637
Class B Non-Voting Shares	401,493,541	403,657,038

Total common shares	512,648,562	514,812,675

Options to purchase Class B Non-Voting Shares
Outstanding options	3,087,432	2,719,612
Outstanding options exercisable	902,782	1,059,590

[1]
Holders of our Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2018 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 82.7% of our outstanding debt, including short-term borrowings, as at March 31, 2019 (December 31, 2018 - 85.3%).

Debt derivatives
We use cross-currency interest exchange agreements (debt derivatives) to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated senior notes and debentures, credit facility borrowings, and US dollar-denominated commercial paper borrowings. We designate the debt derivatives related to our senior notes and debentures as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Below is a summary of the debt derivatives we entered into and settled related to our US CP program during the three months ended March 31, 2019 and 2018.

		Three months ended March 31, 2019			Three months ended March 31, 2018
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

US commercial paper program
Debt derivatives entered	3,858	1.33	5,132	2,220	1.26	2,794
Debt derivatives settled	3,536	1.33	4,701	2,890	1.26	3,653
Net cash paid			(11)			(16)

As at March 31, 2019, we had US$1,495 million notional amount of debt derivatives outstanding relating to our US CP program (December 31, 2018 - US$1,178 million). See "Mark-to-market value" for more information about our debt derivatives.

Senior notes
We did not enter into or settle any debt derivatives related to senior notes during the three months ended March 31, 2019 or 2018. See "Mark-to-market value" for more information about our debt derivatives.

Bond forwards
We did not enter into or settle any bond forwards during the three months ended March 31, 2019 or 2018. See "Mark-to-market value" for more information about our bond forwards.

Rogers Communications Inc.	22	First Quarter 2019

Expenditure derivatives
Below is a summary of the expenditure derivatives we entered into and settled during the three months ended March 31, 2019 and 2018.

	Three months ended March 31, 2019			Three months ended March 31, 2018
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	240	1.30	313	600	1.23	740
Expenditure derivatives settled	210	1.24	261	210	1.30	273

As at March 31, 2019, we had US$1,110 million notional amount of expenditure derivatives outstanding (December 31, 2018 - US$1,080 million) with terms to maturity ranging from April 2019 to December 2020 (December 31, 2018 - January 2019 to December 2020), at an average rate of $1.25/US$ (December 31, 2018 - $1.24/US$).

See "Mark-to-market value" for more information about our expenditure derivatives.

Equity derivatives
As at March 31, 2019, we had equity derivatives outstanding for 4.7 million (December 31, 2018 - 5.0 million) Class B Non-Voting Shares with a weighted average price of $51.62 (December 31, 2018 - $51.54).

During the three months ended March 31, 2019, we settled 0.3 million equity derivatives for net proceeds of $7 million. We did not enter into any equity derivatives during the quarter. See "Mark-to-market value" for more information about our equity derivatives.

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at March 31, 2019
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	4,550	1.0795	4,912	1,139
As liabilities	1,500	1.3388	2,008	(87)
Short-term debt derivatives not accounted for as hedges:
As assets	1,495	1.3313	1,990	7
Net mark-to-market debt derivative asset				1,059
Bond forwards accounted for as cash flow hedges:
As liabilities	—	—	900	(134)
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,110	1.2547	1,393	79
Equity derivatives not accounted for as hedges:
As assets	—	—	243	95

Net mark-to-market asset				1,099

Rogers Communications Inc.	23	First Quarter 2019

	As at December 31, 2018
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,500	1.1243	6,184	1,354
As liabilities	550	1.3389	736	(22)
Short-term debt derivatives not accounted for as hedges:
As assets	1,178	1.3276	1,564	41
Net mark-to-market debt derivative asset				1,373
Bond forwards accounted for as cash flow hedges:
As liabilities	—	—	900	(87)
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,080	1.2413	1,341	122
Net mark-to-market expenditure derivative asset				122
Equity derivatives not accounted for as hedges:
As assets	—	—	258	92

Net mark-to-market asset				1,500

Commitments and Contractual Obligations

See our 2018 Annual MD&A for a summary of our obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and operating lease arrangements. These are also discussed in notes 16, 20, and 27 of our 2018 Annual Audited Consolidated Financial Statements.

Due to our adoption of IFRS 16, effective January 1, 2019, the majority of the $979 million in operating lease commitments we disclosed in our 2018 Annual MD&A have been recorded as lease liabilities, with corresponding right-of-use assets, on our condensed consolidated statement of financial position. Additionally, in April 2019, we entered into a new commitment to secure 600 MHz spectrum licences for a total cost of $1.7 billion. Except where otherwise disclosed in this MD&A, there have been no material changes to our material contractual obligations, as identified in our 2018 Annual MD&A, since December 31, 2018.

Regulatory Developments

See our 2018 Annual MD&A for a discussion of the significant regulations that affected our operations as at March 6, 2019. The following is the significant regulatory development since that date.

600 MHz spectrum licence band
Innovation, Science and Economic Development Canada's 600 MHz wireless spectrum licence auction began on March 12, 2019, and ended on April 4, 2019. The results were publicly released on April 10, 2019. Twelve companies participated in the auction and 104 of 112 licences were awarded to nine of those participants, with a total value of $3.5 billion. We acquired 52 licences at a cost of $1.7 billion. We will take possession of these licences in the second quarter of 2019, after making payment for the licences and passing Canadian Ownership and Control review.

Updates to Risks and Uncertainties

See our 2018 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at March 6, 2019, which should be reviewed in conjunction with this MD&A. The following litigation may contribute to those risks and uncertainties.

System access fee - Saskatchewan
In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs' application to have the proceeding certified as a national, "opt-in" class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was

Rogers Communications Inc.	24	First Quarter 2019

granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an "opt-out" class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced in 2004, corresponding claims were filed in multiple jurisdictions across Canada, although the plaintiffs took no active steps. The appeal courts in several provinces dismissed the corresponding claims as an abuse of process. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 fee
In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Cellular devices
In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs were seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenue the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. In March 2019, the plaintiffs discontinued the class action without any payment by Rogers.

Outcome of proceedings
The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

Critical Accounting Policies and Estimates

See our 2018 Annual MD&A and our 2018 Annual Audited Consolidated Financial Statements and notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

New accounting pronouncements adopted in 2019
IFRS 16
Effective January 1, 2019, we adopted IFRS 16, which supersedes previous accounting standards for leases, including IAS 17, Leases (IAS 17) and IFRIC 4, Determining whether an arrangement contains a lease (IFRIC 4).

IFRS 16 introduced a single accounting model for lessees unless the underlying asset is of low value. A lessee is required to recognize, on its statement of financial position, a right-of-use asset, representing its right to use the underlying leased asset, and a lease liability, representing its obligation to make lease payments. As a result of adopting IFRS 16, we have recognized a significant increase to both assets and liabilities on our Consolidated Statements of Financial Position, as well as a decrease to operating costs (for the removal of rent expense for leases), an increase to depreciation and amortization (due to depreciation of the right-of-use asset), and an increase to finance costs (due to accretion of the lease liability). The accounting treatment for lessors remains largely the same as under IAS 17.

We adopted IFRS 16 with the cumulative effect of initial application recognized as an adjustment to retained earnings within shareholders' equity on January 1, 2019. We have not restated comparatives for 2018. At transition, we applied the practical expedient available to us as lessee that allows us to maintain our lease assessments made under IAS 17 and IFRIC 4 for existing contracts. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed after January 1, 2019.

Rogers Communications Inc.	25	First Quarter 2019

For leases that were classified as operating leases under IAS 17, lease liabilities at transition have been measured at the present value of remaining lease payments, discounted at the related incremental borrowing rate as at January 1, 2019. Generally, right-of-use assets at transition have been measured at an amount equal to the corresponding lease liabilities, adjusted for any prepaid or accrued rent relating to that lease. For certain leases where we have readily available information, we have elected to measure the right-of-use assets at their carrying amounts as if IFRS 16 had been applied since the lease commencement date using the related incremental borrowing rate for the remaining lease period as at January 1, 2019.

When applying IFRS 16 to leases previously classified as operating leases, the following practical expedients were available to us. We have:

•	applied a single discount rate to a portfolio of leases with similar characteristics;

•	excluded initial direct costs from measuring the right-of-use asset as at January 1, 2019;

•	used hindsight in determining the lease term where the contract contains purchase, extension, or termination options; and

•
relied upon our assessment of whether leases are onerous under the requirements of IAS 37, Provisions, contingent liabilities and contingent assets as at December 31, 2018 as an alternative to reviewing our right-of-use assets for impairment.

We have elected to not separate fixed non-lease components from lease components and instead account for each lease component and associated fixed non-lease components as a single lease component. On transition, we have not elected the recognition exemptions on short-term leases or low-value leases; however, we may choose to elect the recognition exemptions on a class-by-class basis for new classes, and lease-by-lease basis, respectively, in the future.

There was no significant impact for contracts in which we are the lessor.

Effect of IFRS 16 Transition
Below is a summary of the IFRS 16 adjustments on certain key financial metrics from our Consolidated Statement of Financial Position as at January 1, 2019.

(in millions of dollars)	Reference	As reported as at December 31, 2018	Effect of IFRS 16 transition	Subsequent to transition as at January 1, 2019

Assets
Current assets:
Other current assets		436	(23)	413
Remainder of current assets		4,452	—	4,452
Total current assets		4,888	(23)	4,865

Property, plant and equipment	i	11,780	1,481	13,261
Remainder of long-term assets		15,250	—	15,250

Total assets		31,918	1,458	33,376

Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities		3,052	(55)	2,997
Current portion of lease liabilities	i	—	190	190
Remainder of current liabilities		3,784	—	3,784
Total current liabilities		6,836	135	6,971

Lease liabilities	i	—	1,355	1,355
Deferred tax liabilities		2,910	(9)	2,901
Remainder of long-term liabilities		13,993	—	13,993
Total liabilities		23,739	1,481	25,220

Shareholders' equity		8,179	(23)	8,156

Total liabilities and shareholders' equity		31,918	1,458	33,376

Rogers Communications Inc.	26	First Quarter 2019

i) Right-of-use assets and lease liabilities
We have recorded a right-of-use asset and a lease liability for all existing leases at the lease commencement date, which is January 1, 2019 for the purposes of our adoption. The lease liability has been initially measured at the present value of lease payments that remain to be paid at the commencement date. Lease payments included in the measurement of the lease liability include:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or rate;

•	amounts expected to be payable under a residual value guarantee; and

•
the exercise price under a purchase option that we are reasonably certain to exercise, lease payments in an optional renewal period if we are reasonably certain to exercise an extension option, and penalties for early termination of a lease unless we are reasonably certain not to terminate early.

After transition, the right-of-use asset will initially be measured at cost, consisting of:

•	the initial amount of the lease liability, adjusted for any lease payments made at or before the commencement date; plus

•	any initial direct costs incurred; and

•	an estimate of costs to dismantle and remove the underlying asset or restore the site on which it is located; less

•	any lease incentives received.

The right-of-use asset will typically be depreciated on a straight-line basis over the lease term, unless we expect to obtain ownership of the leased asset at the end of the lease. The lease term will consist of:

•	the non-cancellable period of the lease;

•	periods covered by options to extend the lease, where we are reasonably certain to exercise the option; and

•	periods covered by options to terminate the lease, where we are reasonably certain not to exercise the option.

Transactions with related parties
We have entered into business transactions with companies whose partners or senior officers are Directors of RCI. These Directors are:

•	the non-executive chairman of a law firm that provides a portion of our legal services; and

•	the chair of the board of a company that provides printing services to the Company.

We recognize these transactions at the amounts agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services are unsecured, interest-free, and due for payment in cash within one month of the date of the transaction. Below is a summary of the related party activity for the business transactions described above.

	Three months ended March 31
(In millions of dollars)	2019	2018

Printing and legal services	1	4
We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for the three months ended March 31, 2019 and 2018.

Controls and procedures
There have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Seasonality
Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses. For specific discussions of the seasonal trends affecting our reportable segments, refer to our 2018 Annual MD&A.

Rogers Communications Inc.	27	First Quarter 2019

Financial Guidance

There are no changes at this time to the consolidated guidance ranges for revenue, adjusted EBITDA, free cash flow, or capital expenditures, which were provided on January 24, 2019. See "About Forward-Looking Information" in this MD&A and "Financial and Operating Guidance" in our 2018 Annual MD&A. Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. They are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2018 Annual MD&A and this MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered alternatives to net income or any other measure of performance under IFRS. They include:

•	subscriber counts;

•	Wireless;

•	Cable; and

•	homes passed (Cable);

•	subscriber churn (churn);

•	blended average billings per user (ABPU);

•	blended average revenue per user (ARPU);

•	capital intensity; and

•	total service revenue.

Rogers Communications Inc.	28	First Quarter 2019

Non-GAAP Measures

We use the following non-GAAP measures. These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted EBITDA Adjusted EBITDA margin	●	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.
Adjusted EBITDA:
Net income
add (deduct)
income tax expense (recovery); finance costs; depreciation and amortization; other expense (income); restructuring, acquisition and other; and loss (gain) on disposition of property, plant and equipment.

Adjusted EBITDA margin:
Adjusted EBITDA
divided by
revenue.

Net income
	●	We believe that certain investors and analysts use adjusted EBITDA to measure our ability to service debt and to meet other payment obligations.
	●	We also use it as one component in determining short-term incentive compensation for all management employees.
Adjusted net income Adjusted basic and diluted earnings per share	●
To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income:
Net income
add (deduct)
restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:
Adjusted net income and adjusted net income including the dilutive effect of stock-based compensation divided by
basic and diluted weighted average shares outstanding.
Net income Basic and diluted earnings per share
Free cash flow [1]	●	To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.	Adjusted EBITDA deduct capital expenditures; interest on borrowings net of capitalized interest; and cash income taxes.	Cash provided by operating activities
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	To conduct valuation-related analysis and make decisions about capital structure.
Total long-term debt
add (deduct)
current portion of long-term debt; deferred transaction costs and discounts; net debt derivative (assets) liabilities; credit risk adjustment related to net debt derivatives; current portion of lease liabilities; lease liabilities; bank advances (cash and cash equivalents); and short-term borrowings.
Long-term debt
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.
Debt leverage ratio	●	To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above) divided by 12-month trailing adjusted EBITDA (defined above).	Long-term debt divided by net income
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

[1]
Effective January 1, 2019, we redefined free cash flow such that we no longer adjust for the "net change in contract asset and deferred commission cost asset balances". We redefined free cash flow to simplify this measure and we believe removing it will make us more comparable within our industry.

Rogers Communications Inc.	29	First Quarter 2019

Reconciliation of adjusted EBITDA

	Three months ended March 31
(In millions of dollars)	2019	2018

Net income	391	425
Add:
Income tax expense	139	141
Finance costs	189	219
Depreciation and amortization	609	544

EBITDA	1,328	1,329
Add (deduct):
Other income	(13)	(23)
Restructuring, acquisition and other	20	43
Gain on disposition of property, plant and equipment	—	(11)

Adjusted EBITDA	1,335	1,338

Reconciliation of adjusted EBITDA margin

	Three months ended March 31
(In millions of dollars, except margins)	2019	2018

Adjusted EBITDA	1,335	1,338
Divided by: total revenue	3,587	3,633

Adjusted EBITDA margin	37.2%	36.8%

Reconciliation of adjusted net income

	Three months ended March 31
(In millions of dollars)	2019	2018

Net income	391	425
Add (deduct):
Restructuring, acquisition and other	20	43
Loss on repayment of long-term debt	—	28
Gain on disposition of property, plant and equipment	—	(11)
Income tax impact of above items	(6)	(8)

Adjusted net income	405	477

Rogers Communications Inc.	30	First Quarter 2019

Reconciliation of adjusted earnings per share

	Three months ended March 31
(In millions of dollars, except per share amounts; number of shares outstanding in millions)	2019	2018

Adjusted basic earnings per share:
Adjusted net income	405	477
Divided by:
Weighted average number of shares outstanding	514	515

Adjusted basic earnings per share	$0.79	$0.93

Adjusted diluted earnings per share:
Diluted adjusted net income	405	464
Divided by:
Diluted weighted average number of shares outstanding	516	516

Adjusted diluted earnings per share	$0.78	$0.90

Reconciliation of free cash flow

	Three months ended March 31
	2019	2018
(In millions of dollars)		(restated) [1]

Cash provided by operating activities	998	885
Add (deduct):
Capital expenditures	(617)	(605)
Interest on borrowings, net of capitalized interest	(168)	(182)
Restructuring, acquisition and other	20	43
Interest paid	220	238
Program rights amortization	(19)	(14)
Net change in contract asset balances	9	69
Change in non-cash operating working capital items	13	21
Other adjustments	(51)	(14)

Free cash flow	405	441

[1]
Effective January 1, 2019, we have redefined free cash flow such that we no longer adjust for the "net change in contract asset and deferred commission cost asset balances". We have redefined free cash flow to simplify this measure and believe removing it will make us more comparable within our industry.

Rogers Communications Inc.	31	First Quarter 2019

Reconciliation of adjusted net debt and debt leverage ratio

	As at March 31	As at January 1	As at December 31
(In millions of dollars)	2019	2019	2018

Current portion of long-term debt	500	900	900
Long-term debt	13,224	13,390	13,390
Deferred transaction costs and discounts	111	114	114
	13,835	14,404	14,404
Add (deduct):
Net debt derivative assets	(1,059)	(1,373)	(1,373)
Credit risk adjustment related to net debt derivative assets	(45)	(75)	(75)
Short-term borrowings	2,648	2,255	2,255
Current portion of lease liabilities	187	190	—
Lease liabilities	1,371	1,355	—
Cash and cash equivalents	(264)	(405)	(405)

Adjusted net debt	16,673	16,351	14,806

	As at March 31	As at January 1	As at December 31
(In millions of dollars, except ratios)	2019	2019	2018

Adjusted net debt	16,673	16,351	14,806
Divided by: trailing 12-month adjusted EBITDA	6,109	6,157	5,983

Debt leverage ratio	2.7	2.7	2.5

As a result of our adoption of IFRS 16 effective January 1, 2019, we have modified our definition of adjusted net debt such that it now includes the total of "current portion of lease liabilities" and "lease liabilities". We believe adding total lease liabilities to adjusted net debt is appropriate as they reflect payments to which we are contractually committed and the related payments have been removed from our calculation of adjusted EBITDA due to the accounting change.

Additionally, as we have not restated comparative periods prior to 2019 due to our transition method, we have calculated the debt leverage ratio as at March 31, 2019 using pro forma adjusted EBITDA for the nine months ended December 31, 2018 to remove rent expense as if we had adopted IFRS 16 retrospectively. Calculating debt leverage ratio as at January 1, 2019 using pro forma adjusted EBITDA for the full-year 2018 yields a ratio of 2.7, showing no change in the sequential period ended March 31, 2019. As the lease liabilities are included in adjusted net debt, we believe this adjustment provides a more meaningful and consistent basis on which to determine debt leverage ratio.

Rogers Communications Inc.	32	First Quarter 2019

Other Information

Consolidated financial results - quarterly summary
Below is a summary of our consolidated results for the past eight quarters.

	2019	2018 [1]				2017 [1]
(In millions of dollars, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue
Wireless	2,189	2,464	2,331	2,214	2,191	2,288	2,203	2,076
Cable	976	989	983	991	969	981	977	976
Media	468	540	488	608	532	526	516	637
Corporate items and intercompany eliminations	(46)	(55)	(33)	(57)	(59)	(64)	(50)	(69)
Total revenue	3,587	3,938	3,769	3,756	3,633	3,731	3,646	3,620
Total service revenue [2]	3,143	3,276	3,271	3,300	3,127	3,164	3,196	3,221

Adjusted EBITDA [3]
Wireless	1,015	1,028	1,099	1,029	934	965	1,017	915
Cable	445	489	490	462	433	477	471	455
Media	(84)	40	73	60	23	37	61	59
Corporate items and intercompany eliminations	(41)	(36)	(42)	(47)	(52)	(43)	(46)	(40)
Adjusted EBITDA	1,335	1,521	1,620	1,504	1,338	1,436	1,503	1,389
Deduct (add):
Depreciation and amortization	609	564	558	545	544	531	531	535
Gain on disposition of property, plant and equipment	—	—	(5)	—	(11)	—	—	(49)
Restructuring, acquisition and other	20	94	47	26	43	31	59	34
Finance costs	189	205	176	193	219	184	183	189
Other (income) expense	(13)	(26)	15	2	(23)	3	20	(31)
Net income before income tax expense	530	684	829	738	566	687	710	711
Income tax expense	139	182	235	200	141	188	202	183
Net income	391	502	594	538	425	499	508	528

Earnings per share:
Basic	$0.76	$0.97	$1.15	$1.04	$0.83	$0.97	$0.99	$1.03
Diluted	$0.76	$0.97	$1.15	$1.04	$0.80	$0.97	$0.98	$1.02

Net income	391	502	594	538	425	499	508	528
Add (deduct):
Restructuring, acquisition and other	20	94	47	26	43	31	59	34
Loss on bond forward derivatives	—	21	—	—	—	—	—	—
Loss on repayment of long-term debt	—	—	—	—	28	—	—	—
Recovery on wind down of shomi	—	—	—	—	—	—	—	(20)
Gain on disposition of property, plant and equipment	—	—	(5)	—	(11)	—	—	(49)
Income tax impact of above items	(6)	(32)	(11)	(10)	(8)	(7)	(16)	3
Income tax adjustment, legislative tax change	—	—	—	—	—	2	—	—
Adjusted net income [3]	405	585	625	554	477	525	551	496

Adjusted earnings per share [3]:
Basic	$0.79	$1.14	$1.21	$1.08	$0.93	$1.02	$1.07	$0.96
Diluted	$0.78	$1.13	$1.21	$1.07	$0.90	$1.02	$1.07	$0.96

Capital expenditures	617	828	700	657	605	841	658	451
Cash provided by operating activities	998	1,051	1,304	1,048	885	1,142	1,377	823
Free cash flow [3,4]	405	471	627	595	441	340	578	605

[1]	Effective January 1, 2019, we adopted IFRS 16. We have not restated comparatives for prior periods. See "Critical Accounting Policies and Estimates" for more information.

[2]	As defined. See "Key Performance Indicators".
3 Adjusted EBITDA, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[4]	2018 free cash flow has been restated. See "Managing our Liquidity and Financial Resources" for more information.

Rogers Communications Inc.	33	First Quarter 2019

Summary of financial information of long-term debt guarantor
Our outstanding public debt, $4.2 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Three months ended March 31	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Selected Statements of Income data measure:
Revenue	—	1	3,148	3,145	488	547	(49)	(60)	3,587	3,633
Net Income (loss)	391	425	376	428	(46)	305	(330)	(733)	391	425

As at period end	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	Mar. 31 2019	Dec. 31 2018 [3]	Mar. 31 2019	Dec. 31 2018 [3]	Mar. 31 2019	Dec. 31 2018 [3]	Mar. 31 2019	Dec. 31 2018 [3]	Mar. 31 2019	Dec. 31 2018 [3]
Selected Statements of Financial Position data measure:
Current assets	24,907	24,687	23,293	22,870	10,331	10,256	(54,024)	(52,925)	4,507	4,888
Non-current assets	27,877	27,485	23,861	22,396	3,717	3,700	(26,809)	(26,551)	28,646	27,030
Current liabilities	26,741	25,995	27,435	27,170	8,236	8,206	(55,636)	(54,535)	6,776	6,836
Non-current liabilities	15,002	15,149	4,305	3,025	150	110	(1,347)	(1,381)	18,110	16,903

[1]	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.

[2]
Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

[3]	Effective January 1, 2019, we adopted IFRS 16. We have not restated comparatives for 2018. See "Critical Accounting Policies and Estimates" for more information.

Rogers Communications Inc.	34	First Quarter 2019

About Forward-Looking Information

This MD&A includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information

•
typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them;

•
includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this MD&A.

Our forward-looking information includes forecasts and projections related to the following items, some of which are non-GAAP measures (see "Non-GAAP Measures"), among others:

•	revenue;

•	total service revenue;

•	adjusted EBITDA;

•	capital expenditures;

•	cash income tax payments;

•	free cash flow;

•	dividend payments;

•	the growth of new products and services;

•	expected growth in subscribers and the services to which they subscribe;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	continued cost reductions and efficiency improvements;

•	traction against our debt leverage ratio; and

•	all other statements that are not historical facts.

Our conclusions, forecasts, and projections are based on the following factors, among others:

•	general economic and industry growth rates;

•	currency exchange rates and interest rates;

•	product pricing levels and competitive intensity;

•	subscriber growth;

•	pricing, usage, and churn rates;

•	changes in government regulation;

•	technology deployment;

•	availability of devices;

•	timing of new product launches;

•	content and equipment costs;

•	the integration of acquisitions; and

•	industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:

•	regulatory changes;

•	technological changes;

•	economic conditions;

•	unanticipated changes in content or equipment costs;

•	changing conditions in the entertainment, information, and communications industries;

•	the integration of acquisitions;

•	litigation and tax matters;

•	the level of competitive intensity;

•	the emergence of new opportunities; and

•	new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Rogers Communications Inc.	35	First Quarter 2019

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections of this MD&A entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2018 Annual MD&A entitled "Regulation in Our Industry" and "Governance and Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to our website is not part of or incorporated into this MD&A.

# # #

Rogers Communications Inc.	36	First Quarter 2019